

Mail Stop 3030

January 17, 2017

Sunny S. Sanyal
President and Chief Executive Officer
Varex Imaging Corporation
1678 S. Pioneer Road
Salt Lake City, Utah 84014

> **Re:** **Varex Imaging Corporation**
> **Amendment No.4 to Registration Statement on Form 10-12B**
> **Filed January 12, 2017**
> **File No. 001-37860**

Dear Mr. Sanyal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Acquisition of PerkinElmer's Medical Imaging Business, page 10

1.    With respect to the acquisition of the PerkinElmer businesses and the related financing, please tell us your consideration of including audited financial statements of those businesses in the filing under Item 3-05 of Regulation S-X along with the related pro forma financial information under Item 11-01 of Regulation S-X.

       You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters.  Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Dan Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:    Ronald C. Chen, Esq.
       Wachtell, Lipton, Rosen & Katz